KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2018

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

December 31, 2018

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 25

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2018. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2018.

The audited consolidated financial statements for the year ended December 31, 2018 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 19, 2019.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso’s public disclosure documents.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 25

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

March 19, 2019

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2018

  Reported net income for the year ended December 31, 2018 was $194,453 ($0.00 per share) compared to reported net loss of $5,015,911 ($0.11 per share) for the year ended December 31, 2017.

  Revenues for the year ended December 31, 2018 grew to $12,716,596 compared to $6,062,778 for the year ended December 31, 2017.

  Gross profit for the year ended December 31, 2018 was $5,287,216 (41.6% of revenues) compared to $1,018,685 (16.8% of revenues) for the year ended December 31, 2017.

  EBITDA for the year ended December 31, 2018 was $1,017,153 compared to an EBITDA (Loss) for the year ended December 31, 2017 of $(4,608,683).

  Operational expenses for the year ended December 31, 2018 fell to $4,955,448 compared to $5,961,437 for the year ended December 31, 2017.

  Management compensation for the year ended December 31, 2018 rose to $610,570 compared to $544,014 for the year ended December 31, 2017.

  Reported net income of $194,453 included items not involving cash for amortization of assets including our production facility in Bonham, Texas in the amount of $277,580, unrealized foreign exchange loss of $4,257 and there was $403,548 in share-based expense for employee incentive stock options (Black-Scholes).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 25

  The Company has recorded an income tax recovery for the year ended December 31, 2018 of $251,164 compared to an income tax expense of $22,137 for the year ended December 31, 2017.

  The Canadian dollar has been volatile against the US dollar during 2018 resulting in a provision for an unrealized foreign exchange loss for our Canadian assets in the amount of $4,257 for the year ended December 31, 2018 compared to an unrealized exchange gain of $115,643 for the year ended December, 2017.

  Cash on deposit at December 31, 2018 was $1,246,244 compared to $411,223 at December 31, 2017 with accounts receivable of $1,224,235 at December 31, 2018 compared to $653,445 at December 31, 2017.

  Working capital at December 31, 2018 was $4,469,882 compared to working capital at December 31, 2017 of $3,628,911.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets improved to $8,165,734 at December 31, 2018 compared to $7,565,233 at December 31, 2017.

CORPORATE OVERVIEW

Kelso is an engineering development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized rail tank car and truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

Over the last eight years the Company has established itself as a leading North American producer of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car’s structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 25

The Company’s net earnings (loss) performance over the last five year end periods were as follows: net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014.

Our primary revenue market (hazmat rail tank cars) remained slow during the rail recession from 2015 to 2017 and improved to profitability in 2018. Hazardous commodity businesses were in cut back positions from 2015 to 2017 which led to historically low demand for Kelso’s specialized equipment for rail tank cars during those years.

In North America industry rail tank car analysts expect average new-build production rates to grow from approximately 12,000 in 2018 to 19,000 new rail tank cars annually for the next several years. Based on these new-build predictions and our historic retrofit/repair business Kelso expects to supply its specialized tank car equipment to over 8,000 tank cars in 2018 and over 10,000 tank cars in 2019. Depending on the makeup of customers’ specifications and the status of our The Association of American Railroads (the “AAR”) approvals sales can range from an average of $1,400 to $10,000 per tank car.

Long AAR approval processes continue to slow our ability to improve sales with additional rail tank car equipment. The Company continues to finish AAR approvals for our ceramic ball bottom outlet valve (“BOV”), pressure car pressure relief valve (“PRV”) and angle valve although the process could take two years to finish. Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the overall health of Kelso. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan has been warranted.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate diversification strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers.

DIVERSE REVENUE PLANNING

The key to future profitability will be the introduction and development of full AAR approved products and marketplaces. Throughout 2018 Kelso has actively developed new product offerings. Kelso’s new products initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in recreational and commercial operations. Most products are near completion and ready for market distribution commencing in 2019. The following chart shows anticipated new revenue streams.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 25

STRATEGIC PLAN
2018	AAR	2019
New Revenue Markets	Certified	DIVERSIFICATION

Rail Tank Cars		Rail Tank Cars
Pressure Relief Valves	x	Pressure Relief Valves
One-Bolt Manway	x	One-Bolt Manway
Vacuum Relief Valve	x (Feb 2019)	Vacuum Relief Valve
Bottom Outlet Valve	In process	Bottom Outlet Valve
Angle Valve	In process	Angle Valve
Miscellaneous	x	Miscellaneous
Truck Tankers
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway
Rail Operations Technology
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading Systems
Emergency Response Kit	N/A	Emergency Response Kit
Truck Technologies
N/A	N/A	ASCS Suspension Systems

KEY PRODUCTS

Commercial revenue streams are generated from the following key products and services:

Rail Tank Car External Constant Force Spring Pressure Relief Valves (EPRV) (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non- hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The leader in bringing an external, low profile high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal; more tolerant to contamination.

  Low profile provides for better roll over safety.

  External design allows complete inspection during loading.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 25

Rail Tank Car One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low-pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. AAR has approved Kelso’s new VRV design for commercial service trials which are now complete. Subsequent to the year end the Company received final AAR approvals and certification (page 21).

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. AAR has approved Kelso’s new BOV design for commercial field trial testing.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 25

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Truck Tanker Equipment (patents pending)

The Company has completed the design and engineering of two key pieces of truck tanker equipment for the containment and pressure management of hazardous and non-hazardous commodities that are transported via roads.

The specialized products include a pressure/vacuum relief valve (TPVR) and a one-bolt manway (TOBM). These new products are based on our patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations. Over the past several years our strategic development partners have been instrumental in finalizing all design aspects for roadway applications. The Company believes we have reached this key milestone of consensus of design with the trucking industry.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by our industrial partner. This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability.

Active Suspension Control System for Combined Road-No-Road Vehicles (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 25

Kelso seeks proprietary rights protection to allow for the development of our business of outfitting commercial industry and leisure-based motor vehicles with the ASCS system. This allows Kelso to market specialized, high-performance rugged sloped outback terrain vehicles for recreational and commercial operations in difficult road and no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. The converted vehicles feature a “spider” like independent suspension that keeps the vehicle stable and level through its proprietary gyroscopic technology. In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 inch ground clearance. The technology allows the vehicle to stay level and stable in any operational environment.

Design dynamics include:

  The ASCS is a unique suspension methodology based on thirty years of research and experience.

  The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.

  Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities.

  The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension.

  This ensures that the driver, passengers and payload remain in as stable and level a position as possible when driving in difficult rugged outback terrains including flooded areas.

  The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Operational advantages include:

  Ideal for customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations with multiple passengers and maximum payload.

  Ideal for both industry and leisure markets.

  Eliminates need for expensive track-based vehicles.

  Ideal for outback operations around the world.

  Combined road-no-road capability eliminates additional transportation costs of equipment into service areas.

  Excels in all weather environments throughout the year.

  Cost effective operations.

  Lighter weight than competitive vehicles.

  Balanced distribution of weight reduces environmental impact.

The ASCS business operates under the Company’s wholly owned subsidiary KIQ X Industries Inc. that is incorporated under the laws of the Province of British, Columbia, Canada. Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 25

R&D is ongoing and when the Company can establish an economically viable commercial vehicle management believes that target revenue markets exist with customers requiring heavy duty ASCS performance capability in forest/wildfire fighting, agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders’ applications, mining, forestry, and oil, gas and electric transmission.

Wheel Cleaning System (WCS) for Rail Cars (patents pending)

The WCS is designed for rail wheel cleaning operations in industrial rail shipping facilities. Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co- operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers. Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement, entered into in September of 2017, covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from AAR.

ASCS subcontracted production operations are located in Kelowna, British Columbia, Canada. Kelso is currently assessing its business development plans for the ASCS program given current budget restraints.

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 25

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2018 are indicative of an engineering organization that continues to develop into a reliable industrial rail equipment supplier. In the financial results for fiscal 2018 the Company relied heavily on the sales of specialized rail tank car pressure relief valves for the majority of its revenues.

Kelso experienced a consistent upside shift in rail tank car production, retrofit and repair activity throughout 2018 accounting for improved financial performance and health. Management has completed the implementation of its new business processes, changes to our corporate culture and revamping how we approach our marketing and sales processes. The result is that the Company is more effective and efficient with profitable sales growth in 2018. Business momentum is building for future periods and reflects in its improved financial performance during the past year.

Crude oil, ethanol and chemicals are the key commodities that are leading the way in the resurgence of tank car market activity. This stimulus has led rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 in 2018 to in excess of 20,000 new rail tank cars annually for the next several years. Based on these new-build predictions and our historic retrofit/repair business Kelso supplied its specialized tank car equipment to over 8,000 tank cars in 2018 and expects to supply over 10,000 tank cars in 2019 with multi-equipment sales.

Revenues, corresponding expenses, financial performance and capital management during year ended December 31, 2018 reflects Kelso’s ability to carefully manage its capital resources during recessionary times while still making progress in the execution of its product marketing and development plans. Financial results reflect the revenues and related operational costs of marketing, producing and distributing its proven PRV line and key investments in new product development associated with a more diverse product mix for future revenue growth.

Our strategic plan requires Kelso to make ongoing investments in our production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory disclosure processes in Canada and the United States; pre-sales production planning and tooling for our growing portfolio of products. These costs are written off in the period when they occur and their impact is reflected in the reported profitability of the Company in the period in which they were incurred.

Year ended December 31, 2018

For the year ended December 31, 2018, the Company reported net income of $194,453 ($0.00 per share) against revenues of $12,716,596 compared to a net loss of $5,015,911 ($0.11 per share) against revenues of $6,062,778 for the year ended December 31, 2017.

Gross profit returns grew to $5,287,216 (41.6% of revenues) for the year ended December 31, 2018 compared to $1,018,685 (16.8% of revenues) for the year ended December 31, 2017. The improvement in gross profits reflects our new business processes, new personnel, changes to our corporate culture; our new approach to customer service, marketing and sales processes and prior year end inventory adjustments.

Total operational expenses dropped 16.9% to $4,955,448 during the year ended December 31, 2018 compared to $5,961,437 for the year ended December 31, 2017.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 25

EBITDA for the year ended December 31, 2018 and 2017 has been calculated as follows:

	Year ended	Year ended
	Dec 31, 2018	Dec 31, 2017

Net income (loss)	$194,453	$(5,015,911)
Share-based expense	$403,548	$469,187
Unrealized foreign exchange loss (gain)	$4,257	$(115,643)
Amortization	$277,580	$203,980
Income tax expense (recovery)	$(251,164)	$22,137
Deferred income tax recovery	$-	$(172,433)
Write-off of assets	$388,479	$-
EBITDA (loss)	$1,017,153	$(4,608,683)

Factors in the reported income for the year ended December 31, 2018 include expenses related to ongoing marketing initiatives in the amount of $266,152 (2017 - $554,458) and related travel costs of $159,800 (2017 - $430,304). These expenses are related to ongoing marketing programs for existing and new products. Our new customer service and marketing initiatives and sales processes have proven to be more effective and economically beneficial compared to past periods and reflect in improved sales volume and gross margin returns.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2018 our industrial product design and development costs were $1,352,817 (2017 - $1,572,714). The majority of this expense relates to design and continuing testing of our ASCS and includes the development of production resources to build multiple vehicles for customers. All of which are necessary to service a significant opportunity for Kelso to grow its future revenues from new markets and diminish the financial affects of a highly cyclical rail tank car market.

Management continues to adjust operations and product development methods to become more efficient. This is reflected in our investments in human resources, marketing, sales and production operations for the year ended December 31, 2018. The Company recorded office and administrative costs of $1,667,646 (2017 - $1,701,723), management compensation was $610,570 (2017 - $544,014). Management compensation includes an accrual for management performance bonuses of $70,035 for the year ended December 31, 2018 (2017 - $Nil). Consulting fees were $196,823 (2017 - $251,055) while investor relations remained unchanged at $84,000 (2017 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the required administration functions of a publicly listed industrial company. Costs for these professional services were down significantly to $194,282 for the year ended December 31, 2018 (2017 - $370,495) due to the finalization of our reorganization in 2017. The Company accrues its audit costs on a quarterly basis. These fees have increased due in large part to tax restructuring. Legal costs are related to public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $4,257 for the year ended December 31, 2018.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 25

Although Kelso experienced a consistent upside shift in rail tank car production, retrofit and repair activity during 2018 management cautions that the economics and overall infrastructure of the railroad industry including the effects of new regulations and recessionary affects of low commodity prices still pose many challenges to our future business success. Further slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 19).

Fourth Quarter – Three months ended December 31, 2018

Net income for the three months ended December 31, 2018 was $374,789 ($0.01 per share) compared to reported net loss of $2,212,397 ($0.05 per share) for the three months ended December 31, 2017.

Revenues for the three months ended December 31, 2018 grew to $4,177,880 compared to $1,912,457 for the three months ended December 31, 2017. The Company’s resurgence has been due to a consistent upside shift in rail tank car production, retrofit and repair activity during 2018.

Gross profit was $1,815,537 (43.4% of revenues) for the three months ended December 31, 2018 compared to $171,354 (9% of revenues due to year end inventory write offs) for the three months ended December 31, 2017. Gross profit margins improved due to reduced labor costs, better supply chain pricing, more economic marketing and sales practices.

Net expense items totaled $1,300,381 for the three months ended December 31, 2018 and are in line with the previous quarters in 2018. They are well within management’s expectations and internal budgets given the operational growth of the Company in the latter half of 2018.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

(b)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 25

(c)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

(d)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(e)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At December 31, 2018, the Company has an allowance for doubtful accounts of $27,653 (2017 - $82,042).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2018 the Company had cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 compared to cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at December 31, 2018 was $4,469,882 compared to $3,628,911 at December 31, 2017. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,224,235 of additional cash flow plus $1,246,244 of available cash to discharge liabilities of $1,312,517 on a timely basis subsequent to December 31, 2018.

Net assets of the Company were $8,165,734 at December 31, 2018 compared to $7,565,233 at December 31, 2017. At December 31, 2018, the Company had no interest-bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company has seen a consistent upside shift in rail tank car production, retrofit and repair activity throughout 2018 as well as the number of customers that we sell to. Since early 2017 we have implemented new business processes, changed our corporate culture and revamped how we approach our marketing and sales processes. The result is that sales growth and business momentum that began in 2018 is expected to continue for the foreseeable future.

If sales volume continues to grow at the current pace then the Company can, for the near term, generate the necessary capital resources required to finance all operations. As part of its capital management program Kelso does not rule out the possibility of the issuance of equity securities through private placements if external funding is deemed necessary by the Board of Directors of the Company.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 25

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

SELECTED QUARTERLY INFORMATION
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018
Revenues	$4,177,880	$3,491,602	$2,535,236	$2,511,878
Cost of goods sold	$2,362,343	$1,947,607	$1,496,781	$1,622,649
Gross profit (loss)	$1,815,537	$1,543,995	$1,038,455	$889,229
Net expenses including non-cash items	$1,300,219	$1,282,278	$1,201,366	$1,171,585
Income (loss) for the quarter	$374,790	$261,717	$(162,911)	$(279,143)
Basic and diluted earnings (loss) per share	$0.01	$0.00	$(0.00)	$(0.01)
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September	June 30,	March 31,
	2017	30,2017	2017	2017

Revenues	$1,912,457	$1,153,341	$1,433,663	$1,563,317
Cost of goods sold	$1,714,228	$887,986	$1,107,842	$863,383
Write down of inventory	$26,885	$443,769	$-	$-
Gross profit	$171,344	$(178,414)	$325,821	$699,934
Expenses including non-cash items	$2,310,592	$1,202,081	$1,223,334	$1,225,430
Income(loss) for the quarter	$(2,212,407)	$(1,380,495)	$(897,513)	$(525,496)
Basic and diluted (loss) per share	$(0.05)	$(0.03)	(0.02)	$(0.01)
Common shares outstanding	46,911,752	46,911,752	46,911,752	46,911,752

SELECTED ANNUAL INFORMATION
	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2018	2017	2016

Revenues	$12,716,596	$6,062,778	$8,077,143
Cost of goods sold	$7,429,380	$5,044,093	$6,098,902
Gross profit	$5,287,216	$1,018,685	$1,978,241
Expenses including non cash items and before deferred income tax recovery	$4,955,448	$5,961,437	$5,433,019
Deferred income tax recovery (expense)	$-	$172,433	$(259,365)
Income tax expense (recovery)	$(251,164)	$22,137	$(1,248,551)
Net income (Loss) for the year	$194,453	$(5,015,911)	$(2,465,592)
Number of common shares outstanding	47,170,086	46,911,752	46,411,752
Basic and diluted earnings (Loss) per common share	$0.00	$(0.11)	$(0.05)
EBITDA(Loss)	$1,017,153	$(4,608,683)	$(3,055,743)
Cash	$1,246,244	$411,223	$2,312,279
Working capital	$4,469,882	$3,628,911	$8,511,809
Total assets	$9,944,990	$9,165,199	$13,050,144
Shareholders’ equity	$8,165,734	$7,565,233	$11,771,944
Dividends paid per share	$0.00	$0.00	$0.00

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 25

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)	IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for the classification and measurement of financial instrument and a single, forward- looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income (loss) instead of in statement of operations as previously applied.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company’s previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL

Accounts receivable	Loans and receivable at amortized cost	Amortized cost

Financial Liability
Trade accounts payable and accrued liabilities	Other financial liabilities under amortized cost	Amortized cost

(b)	IFRS 15 Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018 with retroactive application. IFRS 15 establishes a comprehensive model for entities to use in accounting for revenue which reflects the consideration to which the entity is entitled from the sale of goods or services to customers. The adoption of IFRS 15 did not have any impact on the consolidated financial statements or opening balances.

(c)	New accounting standards issued but not yet effective

IFRS 16 Leases

This new standard is applicable to the Company’s annual period beginning January 1, 2019 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The Company is currently assessing the impact of this future standard on the consolidated financial statements.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 25

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $1,246,244 at December 31, 2018 (December 31, 2017 - $411,223).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,224,235 at December 31, 2018 (December 31, 2017 - $653,445). The Company’s concentration of credit risk for accounts receivable at December 31, 2018 with respect to Customer A is $271,564(2017 - $94,114), Customer B is $161,556 (2017 - $78,306) while Customer C is $Nil (2017-$150,000) related to expense recovery . The Company has an allowance for doubtful accounts of $27,653 at December 31, 2018 (2017-$82,042).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At December 31, 2018, the Company has cash in the amount of $1,246,244 (2017 - $411,223) and accounts receivable of $1,224,235 (2017 - $653,445) to settle current liabilities of $1,312,517 with the following due dates; trade accounts payable of $1,222,982 (2017 - $833,437) are due within three months; and due to related party balances of $89,535 (December 31, 2017 - $45,262). All payables are due within a year.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 25

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2018 and December 31, 2017, the Company’s net exposure to foreign currency risk is as follows (in US):

	December 31, 2018	December 31, 2017

Net liabilities	$(147,910)	(31,142)

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $20,700 (December 31, 2017 - $4,400) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business goals. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest-bearing debt to service. Management is assessing its future capital needs and may consider access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and fund working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it can utilize this method of financing due to potentially difficult market conditions. The recent internal growth of the Company’s revenues provides adequate capital reserves to fund our current business affairs in the near term.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 25

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2018, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations (2013) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2018.

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current AAR regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 25

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

AAR has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $4,469,882 at December 31, 2018, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 25

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company’s finished products. There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the business development plans of the Company, its revenues and continued operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 25

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s ambition to design, research and develop new products for the railroad industry and outback terrain vehicle suspension market and to successfully develop new markets for the Company’s products in other industries, such as the trucking industry, may not result in commercially accepted products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering. The Company’s investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of our products and could negatively impact our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products per quoted purchase order. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc. and Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.). These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 25

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company’s directors and three members of key management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended	Year ended
	December 31, 2018	December 31, 2017

Management compensation	$540,535	$544,014
Management bonus*	$70,035	$-
Share-based expense	$262,261	$264,172
Directors fees	$73,000	$67,000

*	The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

At December 31, 2018, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $89,535 (2017 - $45,262) consisting of $19,500 (2017 - $16,500) for directors’ fees and $70,035 (2017-Nil) for management bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 19, 2019, the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 47,170,086

2)	Share purchase options outstanding: 3,053,571

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

On February 14, 2019 the Company announced that its new vacuum relief valve had successfully completed the required two-year field service trial and that the AAR had approved the VRV for full commercial use. During the past two years of service trial customers have shown strong support and expressed bona fide interest in adopting our VRV along with their current demand for our pressure relief valves. Production and shipping of the VRV to customers is scheduled to commence within two weeks of the receipt of customers’ orders.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 24 of 25

OUTLOOK

Throughout 2018 our dedicated stakeholders including new motivated customers actively pulled together to improve Kelso’s commercial business capabilities. These initiatives provided the necessary resources to ensure our survival during difficult recessionary times in 2017. Efforts directly impacted our improved financial performance in 2018 and fuel our positive outlook for the foreseeable future.

Over the past several years our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry. This was an imperative strategic goal as management believed that it was essential to achieve a healthy sustainable financial turnaround. Under these initiatives we have experienced improved sales growth and better contribution margins providing a steady recovery of our available capital reserves. This turn of events has allowed us to continue to pursue our ambitions to develop new business opportunities, sales growth and new products requiring regulatory certification from the AAR.

Management has been encouraged by the sales growth in 2018 and the revenue prospects for 2019 and 2020. Crude oil, ethanol and chemicals are the key commodities that are leading the way in the resurgence of rail tank car market activity. This stimulus has led industrial rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 tank cars in 2018 to 22,000 tank cars in both 2019 and 2020. Based on these independent new-build predictions and our historic retrofit/repair business Kelso supplied its specialized tank car PRV equipment to over 8,000 tank cars in 2018 and anticipates to equip over 10,000 tank cars in both 2019 and 2020.

The key hurdle for sales growth is the achievement of AAR regulatory certifications that are required for full commercial adoption by customers. In February 2019 our VRV received AAR certification and sales have commenced. The VRV can add another $1,000 to $1,500 per tank car to our aggregate sales and is expected to boost overall revenues in future periods.

A key dynamic for our financial growth is getting a wider variety of our tank car products adopted by hazmat shippers through a combination of OEM, retrofit and repair activities. Once this adoption trend can be firmly established we expect customers to begin to specify combinations of our AAR certified One-Bolt Manway and VRV along with our proven PRV. Our longer term goal is to improve tank car revenues from a PRV only based revenue stream of approximately $1,400 per tank car to in excess of $10,000 per tank car.

A key barrier to the pace of our technology growth is that there is no mandatory requirement for any company to participate in service trials of new technology. This means we must source volunteer companies to participate in service trial programs. This is a difficult circumstance but Kelso continues to find technology partners and service trials for our ceramic ball BOV and our high flow pressure car PRV are in process. Customers’ willingness to participate in this process is an encouraging indication that these products will be in demand once AAR certifications are completed.

We continue to prioritize promising product development initiatives to build future value propositions for Kelso’s stakeholders even though R&D projects are often complex and expensive. Timing of new revenue streams remains unpredictable and certainly not guaranteed. Our R&D model has delivered an array of promising new products that include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and a specialized vehicle suspension system for use in rugged outback terrain applications. It is important that Kelso continues to develop new products than can eventually add a diverse array of new sales opportunities.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2018
(Expressed in US Dollars unless otherwise indicated)	Page 25 of 25

Although many operational and human resource expenses have been reduced our capital management remains challenging but recent improvements in cash flows from sales growth in 2018 and 2019 have been more than adequate to fund our ongoing business activities. The Company currently operates without the need for immediate access to new equity capital or debt and the Company remains free of interest-bearing long-term debt.

In addition, we have implemented new business processes, new personnel, changes to our corporate culture and introduced a more effective approach to customer service, marketing and sales. In 2018 the results were encouraging with growth in sales, profitability and overall working capital position. In 2019 business momentum appears to be growing and we maintain a strong growth outlook for 2019 and 2020. The key objectives of our strategic plans are to achieve a more balanced growth of profitability from diverse revenue streams, stronger financial performance and improved valuation of our business activities.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Kelso Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017 and 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 Revenue from Contracts with Customers, and IFRS 9 Financial Instruments.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $19,093,619 as at December 31, 2018. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada
March 19, 2019

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2018	2017

Assets
Current
Cash	$1,246,244	$411,223
Accounts receivable	1,224,235	653,445
Prepaid expenses	110,258	183,966
Inventory (Notes 6 and 7)	3,668,401	3,980,243

	6,249,138	5,228,877
Property, plant and equipment (Note 7)	3,087,893	2,991,546
Intangible assets (Note 8)	607,959	944,776

	$9,944,990	$9,165,199

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$1,312,517	$878,699
Income taxes payable (Note 11)	466,739	721,267

	1,779,256	1,599,966
Shareholders’ Equity
Capital stock (Note 9)	23,366,542	23,231,252
Obligation to issue shares (Notes 8 and 9)	-	131,527
Reserves (Note 9 (b))	3,892,811	3,490,526
Deficit	(19,093,619)	(19,288,072)

	8,165,734	7,565,233

	$9,944,990	$9,165,199

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Phil Dyer” (signed”)
Phil Dyer, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

	Capital Stock
	Number
	of common		Obligation to
	shares	Amount	issue shares	Reserves	Deficit	Total

Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719
Exercise of options	340,000	314,680	-	(162,554)	-	152,126
Shares to be issued	-	-	192,946	-	-	192,946
Share-based expense	-	-	-	285,745	-	285,745
Net loss for the year	-	-	-	-	(2,465,592)	(2,465,592)
Balance, December 31, 2016	46,411,752	$22,829,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Shares issued	500,000	401,432	(192,946)	-	-	208,486
Share-based expense	-	-	-	469,187	-	469,187
Shares to be issued	-	-	131,527	-	-	131,527
Net loss for the year	-	-	-	-	(5,015,911)	(5,015,911)
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233
Exercise of options	8,334	3,763	-	(1,263)	-	2,500
Shares issued	250,000	131,527	(131,527)	-	-	-
Share-based expense	-	-	-	403,548	-	403,548
Net income for the year	-	-	-	-	194,453	194,453
Balance, December 31 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in US Dollars)

	2018	2017	2016

Revenues (Note 14)	$12,716,596	$6,062,778	$8,077,143
Cost of Goods Sold (Notes 6 and 7)	7,429,380	5,044,093	6,098,902

Gross Profit	5,287,216	1,018,685	1,978,241

Expenses
Office and administration	1,667,646	1,701,723	2,076,460
Management compensation (Note 10)	610,570	544,014	717,369
Research	1,352,817	1,572,714	704,868
Marketing	266,152	554,458	587,553
Travel	159,800	430,304	526,451
Accounting and legal	194,282	370,495	357,876
Share-based expense (Notes 9 (b)) and 10)	403,548	469,187	285,745
Consulting	196,823	251,055	246,501
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	4,257	(115,643)	(128,073)
Amortization (Notes 7 and 8)	30,242	17,088	3,024
Bad debts (recovery)	(14,689)	82,042	-

	4,955,448	5,961,437	5,461,774

Income (Loss) Before the Following:	331,768	(4,942,752)	(3,483,533)
Interest income	-	3,875	28,755
Write-off of inventory (Note 6)	(26,031)	(197,729)	-
Write-off of property, plant and equipment (Note 7)	(34,438)	(29,601)	-
Write-off of intangible assets (Note 8)	(328,010)	-	-

Loss Before Taxes	(56,711)	(5,166,207)	(3,454,778)

Income Tax Expense (Recovery) (Note 11)
Current	(251,164)	22,137	(1,248,551)
Deferred	-	(172,433)	259,365

	(251,164)	(150,296)	(989,186)
Net Income (Loss) and Comprehensive Income (Loss) for the Year	$194,453	$(5,015,911)	$(2,465,592)

Basic Income (Loss) Per Share (Note 13)	$0.00	$(0.11)	$(0.05)

Diluted Income (Loss) Per Share (Note 13)	$0.00	$(0.11)	$(0.05)

Weighted Average Number of Common Shares Outstanding
Basic (Note 13)	47,117,369	46,848,053	46,215,861
Diluted (Note 13)	47,451,644	46,848,053	46,215,861

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2018	2017	2016

Operating Activities
Net income (loss)	$194,453	$(5,015,911)	$(2,465,592)
Items not involving cash
Deferred income tax (recovery)	-	(172,433)	259,365
Amortization (Notes 7 and 8)	277,580	203,980	241,363
Write-off of inventory (Note 6)	26,031	668,383	-
Write-off of property, plant and equipment (Note 7)	34,438	29,601	-
Write-off of intangible assets (Note 8)	328,010	-	-
Share-based expense	403,548	469,187	285,745
Bad debts (recovery)	(14,689)	82,042	-
Unrealized foreign exchange loss (gain)	4,257	(115,643)	(188,789)

	1,253,628	(3,850,794)	(1,867,908)

Changes in non-cash working capital
Accounts receivable	(556,101)	(97,642)	1,068,643
Income tax receivable	-	753,223	-
Prepaid expenses	73,708	527,897	395,748
Inventory	291,713	567,764	775,790
Accounts payable and accrued liabilities	399,416	582,099	(275,098)
Income tax payable	(254,528)	(112,900)	(1,240,165)

	(45,792)	2,220,441	724,918

Cash Provided by (Used in) Operating Activities	1,207,836	(1,630,353)	(1,142,990)
Investing Activities
Intangible assets	-	(353,010)	(25,000)
Proceeds from disposition of property, plant and equipment	700	-	-
Acquisition of property, plant and equipment	(371,758)	(33,336)	(35,938)

Cash Used in Investing Activities	(371,058)	(386,346)	(60,938)

Financing Activities
Issue of common shares, net of share issue costs	2,500	-	152,126
Cash Provided by Financing Activities	2,500	-	152,126

Foreign Exchange Effect on Cash	(4,257)	115,643	188,789

Inflow (Outflow) of Cash	835,021	(1,901,056)	(863,013)
Cash, Beginning of Year	411,223	2,312,279	3,175,292

Cash, End of Year	$1,246,244	$411,223	$2,312,279

Supplemental Cash Flow Information (Note 12)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary products for the rail sector designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in active suspension control systems for no road vehicles. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Several conditions may cast substantial doubt on the validity of this assumption. The Company has an accumulated deficit of $19,093,619 at December 31, 2018 (2017 - $19,288,072) and has limited resources. The Company has significant cash requirements to meet its production costs, administrative overhead and research and development of its new products. Its continuing operations are therefore dependent upon its ability to either secure additional equity capital, as required, or generate positive cash inflows from operations in the future. Management is assessing its future capital needs and may consider access to new equity capital to ensure that the Company has adequate financial resources.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the recognition of liabilities that might be necessary should the Company be unable to secure additional equity capital or generate cash flow from operations in the future. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations and KIQ X Industries Inc., a British Columbia company. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

(d)	Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii)	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)	Assessment of a transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

(iv)	Research and development expenditures

The application of the Company’s accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)	Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At December 31, 2018, the Company has an allowance for doubtful accounts of $27,653 (2017 - $82,042).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for year ended December 31, 2018 were approved and authorized for issue by the Board of Directors on March 19, 2019.

(f)	New accounting standards issued but not yet effective

The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of this future standard on the consolidated financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued) The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•

A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•

A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company’s annual period beginning January 1, 2019.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(b)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Intangible assets (Continued)

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years
Rights - 2 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(c)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line
Prototype	– 2 year straight-line

(d)	Revenue recognition

The Company has adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018 with retroactive application. IFRS 15 establishes a comprehensive model for entities to use in accounting for revenue which reflects the consideration to which the entity is entitled from the sale of goods or services to customers.

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items.

The adoption of IFRS 15 did not have any impact on the consolidated financial statements or opening balances.

(e)	Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Impairment of long-lived assets (Continued)

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f)	Income taxes

(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

	(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

	(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(h)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

(i)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

(k)	Financial instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for the classification and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income (loss) instead of in statement of operations as previously applied. The adoption of IFRS 9 did not have any impact on the consolidated financial statements or opening balances.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company’s previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets

Cash	Fair value through profit or loss ("FVTPL")	FVTPL

Accounts receivable	Loans and receivable at amortized cost	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Other financial liabilities at amortized cost	Amortized cost

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Financial instruments (Continued)

(i)	Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

•	the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

(ii)	Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

•	the contractual rights to receive cash flows from the asset have expired; or

•

the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Financial instruments (Continued)

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2018. There are no externally imposed restrictions on the Company’s capital.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and maximum exposure thereto is $1,246,244 (2017 - $411,223).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,224,235 (2017 - $653,445). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $271,564 (2017 - $94,114), Customer B is $161,556 (2017 - $78,306) while Customer C is $Nil (2017 - $150,000) related to expense recovery (Note 14). The Company has provided for an allowance for doubtful accounts amounting to $27,653 at December 31, 2018 (2017 - $82,042).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At December 31, 2018, the Company has $1,246,244 (2017 - $411,223) of cash to settle current liabilities of $1,312,517 (2017 - $878,699) consisting of the following: trade accounts payable of $1,222,982 (2017 - $833,437) and due to related party balance of $89,535 (2017 - $45,262). All payables are due within a year.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2018 and 2017, the Company had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2018	December 31, 2017
Cash	$15,666	$15,882
Accounts receivable	46,979	32,976
Accounts payable	(210,555)	(80,000)

	$(147,910)	$(31,142)

Based on the above, assuming all other variables remain constant, a 14% (2018 – 14%) weakening or strengthening of the USD against the CAD would result in approximately $20,700 (2017 - $4,400) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

6.	INVENTORY

	December 31, 2018	December 31, 2017
Finished goods	$230,315	$256,185
Raw materials and supplies	3,438,086	3,724,058
	$3,668,401	$3,980,243

Included in cost of goods sold is $5,974,854 (2017 - $3,376,123; 2016 - $4,642,761) of direct material costs recognized as expense.

Inventory write-off during the year was $26,031 (2017 - $668,383; 2016 - $Nil) of which $Nil (2017 - $470,654; 2016 - $Nil) is included in cost of goods sold and $26,031 (2017 - $197,729; 2016 - $Nil) is included in general and administrative expenses.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Prototype	Total

Balance, December 31, 2016	$12,588	$2,955,901	$43,715	$809,982	$57,782	$-	$3,879,938
Additions	-	-	-	-	33,336	-	33,336
Disposition	-	-	-	-	(29,601)	-	(29,601)
Balance, December 31, 2017	$12,558	$2,955,901	$43,715	$809,982	$61,517	$-	$3,883,673
Additions	-	-	-	-	-	406,160	406,160
Disposition	-	-	-	-	(61,517)	-	(61,517)
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$-	$406,160	$4,228,316
Accumulated Amortization
Balance, December 31, 2016	$-	$303,959	$30,228	$328,334	$22,925	$-	$685,446
Amortization	-	106,078	2,696	96,330	1,577	-	206,681
Balance, December 31, 2017	$-	$410,037	$32,924	$424,664	$24,502	$-	$892,127
Amortization	-	106,080	2,698	96,327	1,877	67,693	274,675
Disposition	-	-	-	-	(26,379)	-	(26,379)
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$-	$67,693	$1,140,423
Carrying Value
December 31, 2017	$12,558	$2,545,864	$10,791	$385,318	$37,015	$-	$2,991,546
December 31, 2018	$12,558	$2,439,784	$8,093	$288,991	$-	$338,467	$3,087,893

Included in cost of goods sold is $179,645 (2017 - $186,892; 2016 - $230,002) of amortization related to property, plant and equipment.

Included in expenses is $21,435 (2017 - $9,528; 2016 - $Nil) of amortization related to property, plant and equipment.

Included in research is $67,693 (2017 - $Nil; 2016 - $Nil) of amortization related to property, plant and equipment.

Included in inventory is $5,902 (2017 - $10,261; 2016 - $8,337) of amortization related to property, plant and equipment.

8.	INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total

Balance, December 31, 2016	$40,840	$282,946	$-	$323,786
Additions	-	390,013	328,010	718,023
Balance, December 31, 2017	40,840	672,959	328,010	1,041,809
Impairment	-	-	(328,010)	(328,010)
Balance, December 31, 2018	$40,840	$672,959	$-	$713,799
Accumulated Amortization
Balance, December 31, 2016	$24,473	$65,000	$-	$89,473
Amortization	7,560	-	-	7,560
Balance, December 31, 2017	32,033	65,000	-	97,033
Amortization	8,807	-	-	8,807
Balance, December 31, 2018	$40,840	$65,000	$-	$105,840
Carrying Value
December 31, 2017	$8,807	$607,959	$328,010	$944,776
December 31, 2018	$-	$607,959	$-	$607,959

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS (Continued)

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 14).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies, Inc. (the “Vendor”) for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

•

$25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

•

$25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

•	$25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2018 the Company has not earned any revenue from the sale of the Products. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

During the year ended December 31, 2017, the Company incurred $328,010 (2016 - $Nil) of internal product development costs related to the construction of equipment which was recorded as deferred development costs at December 31, 2017. During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

Issued:

(a)	Common shares

During the year ended December 31, 2018, the Company issued 250,000 shares with a fair value of $131,527 pursuant to achieving the third milestone of the technology development agreement (Note 8). These common shares were recorded as shares to be issued at December 31, 2017.

During the year ended December 31, 2018, the Company issued 8,334 common shares pursuant to the exercise of stock options for gross proceeds of $2,500. Fair value previously recognized on options exercised of $1,263 was reclassified from reserves to capital stock.

During the year ended December 31, 2017, the Company issued 250,000 common shares with a fair value of $192,946 pursuant to the technology development agreement (Note 8) and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the technology development agreement (Note 8).

During the year ended December 31, 2016, the Company issued 340,000 common shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
	Date	2017	Granted	Exercised	Expired	2018

$0.30(USD)	November 28, 2022	825,000	-	8,334	(66,666)	750,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	(150,000)	1,175,000
$0.50(USD)	August 20, 2023	-	750,000	-	-	750,000
$0.57(USD)	April 17, 2023	-	200,000	-	-	200,000
Total outstanding		2,328,571	950,000	(8,334)	(216,666)	3,053,571
Total exercisable		845,238				1,353,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31,				December 31,
	Date	2016	Granted	Exercised	Expired	2017

$1.45(USD)	March 31, 2017	670,000	-	-	(670,000)	-
$2.12(USD)	August 25, 2017	400,000	-	-	(400,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	-	1,325,000
$0.90(USD)	July 6, 2022	-	50,000	-	-	50,000
$0.30(USD)	November 28, 2022	-	825,000	-	-	825,000
Total outstanding		2,523,571	875,000	-	(1,070,000)	2,328,571
Total exercisable		1,198,571				845,238

A summary of the Company’s stock options as at December 31, 2018 and 2017, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price

Outstanding, December 31, 2016	2,523,571	$1.61
Granted	875,000	$0.33
Expired	(1,070,000)	$1.70
Outstanding, December 31, 2017	2,328,571	$1.11
Granted	950,000	$0.51
Exercised	(8,334)	$0.30
Expired	(216,666)	$0.99
Outstanding, December 31, 2018	3,053,571	$0.92

The weighted average contractual life for the remaining options at December 31, 2018 is 3.49 years (2017 – 4.01) . The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2018 was $0.64.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Share-based expense

Share-based expense of $403,548 (2017 - $469,187; 2016 - $285,745) was recognized in the year ended December 31, 2018 for stock options. The share-based expense relates to options granted during December 31, 2018, 2017 and 2016, which vest over time.

The fair value of stock options is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2017	2016

Risk-free interest rate (average)	2.15%	1.56%	0.58%
Estimated volatility (average)	66.56%	61.95%	64.76%
Expected life in years	5.00	5.00	4.18
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.29	$0.17	$0.63

Option pricing models require the use of highly subjective estimates and assumptions. The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2018	2017	2016

Management compensation	$540,535	$544,014	$717,368
Management bonus*	70,035	-	-
Share-based expense**	262,261	264,172	160,854
Directors’ fees	73,000	67,000	66,000
	$945,831	$875,186	$944,222

*	The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

As at December 31, 2018, amounts due to related parties included in accounts payable, which are unsecured and have no interest or specific terms of payments, of $89,535 (2017 - $45,262) consisting of $19,500 (2017 - $16,500) for directors’ fees and $70,035 (2017 - $28,762) for management fees.

11.	INCOME TAXES

During the 2015 fiscal year, a tax liability in the amount of $2,004,272 was recorded with respect to estimated US outstanding taxes payable. During the year ended December 31, 2016, new information was obtained indicating that there was a reduction of $1,170,105, therefore no income tax should be payable. The reversal of the tax provision has been accounted for as a change in tax estimate and has been adjusted prospectively as an income tax recovery during the year ended December 31, 2016. The amounts included in income tax payable represent penalties and interest.

The Company has approximately $6,160,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2032 or later).

The tax effected items that give rise to significant portions of deferred income tax assets and tax liabilities at December 31, 2018 and 2017 are as follows:

	December 31,	December 31,
	2018	2017
Deferred income tax assets
Non-capital loss carry-forwards	$137,251	$372,616
Deferred income tax assets	$137,251	$372,616

Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(112,422)	$(154,043)
Excess of carrying value over tax value of intangible assets	(24,829)	(218,573)
Deferred income tax liability	$(137,251)	$(372,616)
Net deferred tax asset (liability)	$-	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets are recognized as of December 31, 2018 and 2017 are as follows:

	December 31,	December 31,
	2018	2017
Excess of tax value over carrying value of mineral properties	$12,708	$13,807
Non-capital losses carried forward	4,660,241	4,126,977
Unrealized foreign exchange gain	-	115,642

Unrecognized deductible temporary differences	$4,672,949	$4,256,426

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

11.	INCOME TAXES (Continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2017 - $26.00%; 2016 – 26.00%) to income (loss) before income taxes as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016
Income (loss) before income taxes	$(56,711)	$(5,166,207)	$(3,454,778)
Statutory income tax rate	27.00%	26.00%	26.00%
Income tax (benefit) expense computed at statutory tax rate	(15,312)	(1,343,214)	(898,242)
Items not deductible for income tax purposes	77,417	(100,626)	114,580
Under/(over) provision of taxes in prior years	-	-	(824,607)
Change in timing differences	(80,965)	187,473	372,451
Impact on foreign exchange on tax assets and liabilities	(90,212)	117,313	162,359
Difference between Canadian and foreign taxes	3,403	(464,959)	(119,976)
Effect of change in tax rates	(42,564)	-	-
Unused tax losses and tax offsets not recognized	148,233	1,431,580	(414,825)
Income tax expense (recovery)	-	(172,433)	(1,608,260)
Penalties and interest included in income tax expense (recovery)	(290,818)	-	614,283
Texas margin tax and branch tax	39,654	22,137	4,791
Income tax expense (recovery)	$(251,164)	$(150,296)	$(989,186)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2018	2017	2016
Obligation to issue shares for
acquisition of intangible asset	$-	$131,527	$192,946
Shares issued for intangible assets	$131,527	$401,432	$-
Intangible assets in accounts payable and accrued liabilities	$-	$25,000	$-
Property, plant and equipment in accounts payable and accrued liabilities	$34,402	$-	$-
Interest paid	$-	$-	$1,040
Income taxes paid (recovered)	$(3,907)	$-	$20,693

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2018	2017	2016

Net income (loss) for the year	$194,453	$(5,015,911)	$(2,465,592)
Basic weighted average number of common shares outstanding	47,117,369	46,848,053	46,215,861
Effect on dilutive securities:
Options	334,275	-	-
Diluted weighted average number of common shares outstanding	47,451,644	46,848,053	46,215,861
Basic income (loss) per share	$0.00	$(0.11)	$(0.05)
Diluted income (loss) per share	$0.00	$(0.11)	$(0.05)

14.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2018	2017	2016

Customer A	$6,158,718	$2,934,404	$2,511,850
Customer B	$1,524,550	$896,965	$2,107,426

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement. During the year ended December 31, 2018, there were revenues from sales of the manway securement systems totalling $13,301 (2017 - $183,337).

15.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2018 amounted to $3,275,011 (2017 - $3,448,877; 2016 - $3,800,497).

16.	SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States and Canada. The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles. At December 31, 2018, long term assets of $946,426 (2017 - $1,044,771) relates to the active suspension control system located in Canada and $2,749,426 (2017 - $2,891,551) relates to the rail sector located in the United States. During the years ended December 31, 2018, 2017 and 2016 there was no revenue related to the active suspension control system.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2018, 2017 and 2016
(Expressed in US Dollars)

CORPORATE DIRECTORY

OFFICERS
James R. Bond	LEGAL COUNSEL
President	Clark Wilson, LLP
Chief Executive Officer	Vancouver, British Columbia
Richard Lee	Canada
Chief Financial Officer
Anthony J. Andrukaitis	CORPORATE OFFICE
Chief Operating Officer	13966 18B Avenue
Executive Vice President	Surrey, British Columbia
Business Development	Canada V4A 8J1
Kathy Love	www.kelsotech.com
Corporate Secretary
REGISTERED OFFICE
DIRECTORS	Clark Wilson, LLP
James R. Bond	#800 – 885 West Georgia Street
Peter Hughes	Vancouver, British Columbia
Lead Director	Canada V6C 3H1
Compensation Committee
Anthony J. Andrukaitis	RECORDS OFFICE
Phil Dyer	Clark Wilson, LLP
Audit Committee	#800 – 885 West Georgia Street
Corporate Governance and	Vancouver, British Columbia
Nominating Committee	Canada V6C 3H1
Paul Cass
Audit Committee	REGISTRAR AND TRANSFER AGENT
Compensation Committee	Computershare Investor Services
Laura Roach	Toronto, Ontario and Vancouver British
Compensation Committee	Columbia Canada
Corporate Governance and	Computershare Trust Company
Nominating Committee	Denver, Colorado USA
Jesse V. Crews
Audit Committee	SHARE LISTING
Corporate Governance and	Toronto Stock Exchange:
Nominating Committee	Symbol: KLS
NYSE American:
AUDITORS	Symbol: KIQ
Smythe LLP	CUSIP No.: 48826D201
355 Burrard Street, #700	ISIN: CA48826D2014
Vancouver, British Columbia
Canada V6C 2G8